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                                                                     EXHIBIT 4.9
                                                                     -----------
                            SECOND AMENDMENT TO THE
                              UNICOM CORPORATION
                             AMENDED AND RESTATED
                           LONG-TERM INCENTIVE PLAN

     WHEREAS, pursuant to Section 4.2 of the Unicom Corporation Long-Term Incentive Plan, as effective September 1, 1994 and as subsequently amended from time to time (the "LTIP"), the Compensation Committee of the Board of Directors of Unicom Corporation (the "Committee") is authorized to make such adjustments to outstanding stock options and other outstanding awards under the LTIP as may be necessary or appropriate to reflect the occurrence of a merger or other extraordinary corporate event; and

     WHEREAS, on October 9, 2000, the Committee authorized (i) the transfer of sponsorship of the LTIP from Unicom Corporation to Exelon Corporation and the substitution of common stock of Exelon Corporation for any reference to the common stock of Unicom Corporation, effective as of the effective date of the merger of Unicom Corporation with and into Exelon Corporation (the "Merger Effective Date"), and (ii) the substitution of outstanding stock options and the conversion of other outstanding awards in a manner consistent with the provisions of the Amended and Restated Agreement and Plan of Exchange and Merger, dated as of September 22, 1999, and as further amended from time to time, among PECO Energy Company, Newholdco Corporation, and Unicom Corporation (the "Agreement"),;


     NOW THEREFORE, the LTIP is hereby amended as follows, effective as of the Merger Effective Date:

                                       I

     Exelon Corporation is substituted for Unicom Corporation as the "Company".


                                      II

     An option to purchase .95 of one share of common stock of Exelon Corporation is substituted for each outstanding stock option of Unicom Corporation in a manner that gives effect to the provisions of Section 6.04(a) of the Agreement.

                                      III

     Each outstanding restricted or deferred share of common stock of Unicom Corporation awarded under the LTIP is hereby converted to a restricted or deferred share, as applicable, of common stock of Exelon Corporation, using a conversion rate of 0.875 of one restricted or deferred share of common stock of Exelon Corporation for each restricted or deferred share of common stock of Unicom Corporation, and the $3 per share cash consideration provided with respect to each such restricted or deferred share of common stock of Unicom Corporation shall be reinvested into additional restricted or deferred shares of common stock of Exelon Corporation using the opening price of such common stock of Exelon Corporation on the date such stock is first traded on the New York Stock Exchange.

                                      IV
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     In all other respects, the Plan shall remain in full force and effect.

     Executed this __/th/ day of October, 2000.


                                        UNICOM CORPORATION



                                        By:________________________
                                             S. Gary Snodgrass
                                             Senior Vice President and
                                             Chief Human Resources Officer

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